SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2003.

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes          No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on the establishment of Kubota Matsushitadenko Exterior Works, Ltd. (Wednesday, November 5, 2003).

2.	Results of operations for the six months ended September 30, 2003 (Tuesday, November 11, 2003).

3.	Notice with reference to purchase of treasury stock (Tuesday, November 11, 2003).

November 5, 2003

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on the establishment of

Kubota Matsushitadenko Exterior Works, Ltd.

Please be advised that Kubota Corporation (hereinafter “Kubota”) and Matsushita Electric Works, Ltd. (hereinafter “MEW”) plan to integrate their business operations of roofing and siding materials. Both Kubota and MEW are now working for the establishment of Kubota Matsushitadenko Exterior Works, Ltd. (the joint operation entity) on December 1, 2003. The followings are the summarized information:

1.	Profile of Kubota Matsushitadenko Exterior Works, Ltd. (KMEW)

1.	Trade Name: Kubota Matsushitadenko Exterior Works, Ltd.

2.	Principal Line of Business: Manufacture and sale of roofing and siding materials

3.	Date of Establishment: December 1, 2003 (planned)

4.	Principal Office: Chuo-ku, Osaka, Japan

5.	Representatives: Chairman and Representative Director, Tadahiko Kinoshita

President and Representative Director, Tateo Nakajima

6.	Capital Stock: ¥8.0 billion (planned)

7.	Annual Financial Closing Date: November 30

8.	Fiscal Year: December 1-November 30

9.	Headcount: 1,800 (planned)

10.	Manufacturing Facilities: 7 locations in Japan (Ashikaga, Kashima, Odawara, etc)

11.	Sales and Marketing Facilities: 19 locations in Japan (Tokyo, Osaka, Nagoya, etc)

2.	Business Plan of KMEW

Business plan for the year ending November 30, 2004: Net Sales: ¥85.0 billion
Ordinary Income: ¥1.5 billion

End of document

Contact: IR Group Kubota Corporation 2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan Phone: +81-6-6648-2645 Facsimile: +81-6-6648-2642

FOR IMMEDIATE RELEASE (TUESDAY, NOVEMBER 11, 2003)

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, November 11, 2003—Kubota Corporation reported today its consolidated and non-consolidated results of operations for the six months ended September 30, 2003.

Note: THIS PRESS RELEASE REPLACES THE SEMIANNUAL REPORT.

Consolidated Financial Highlights

(Unaudited)

(1) Results of operations	(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts)
	Six months ended Sept. 30, 2003			% (*)	Six months ended Sept. 30, 2002	% (*)	Year ended Mar. 31, 2003
Net sales	¥ [$	421,540 3,797,658	]	1.7	¥414,583	(8.8)	¥926,145
Operating income	¥ [$	16,598 149,532	]	(32.0)	¥24,411	(13.9)	¥29,613
% of net sales		3.9			5.9%
Income before income taxes, minority interest in earnings of subsidiaries, and equity in net income of affiliated companies	¥ [$	18,686 168,342	]	(19.7)	¥23,283	(16.9)	¥6,156
% of net sales		4.4			5.6%
Net income	¥ [$	7,010 63,153	]	(42.8)	¥12,259	(7.6)	(¥8,004)
Net income per ADS (5 common shares)					¥44		(¥29)
Basic	¥ [$	26 0.23	]		5.6%
Diluted	¥ [$	25 0.23	]		¥42		(¥29)

Notes 1 :	(*) represents percentage change from the comparable previous period.

2 :	Weighted-average number of shares outstanding during the six months ended September 30, 2003	1,344,549,260
	Weighted-average number of shares outstanding during the six months ended September 30, 2002	1,382,392,864
	Weighted-average number of shares outstanding during the year ended March 31, 2003	1,370,382,125

3 :	Equity in net income of affiliated companies for the six months ended September 30, 2003 and 2002 was ¥406 million and ¥212 million, respectively.

Kubota Corporation and Subsidiaries

(In millions of yen and thousands of U.S. dollars except per ADS amounts)

(2) Financial position

	Sept. 30, 2003			Sept. 30, 2002	Mar. 31, 2003
Total assets	¥ [$	1,062,668 9,573,586	]	¥1,112,566	¥1,139,011
Shareholders’ equity	¥ [$	367,799 3,313,505	]	¥379,999	¥315,443
Ratio of shareholders’ equity to total assets		34.6%		34.2%	27.7%
Shareholders’ equity per ADS	¥ [$	1,372 12.36	]	¥1,386	¥1,172

Notes to financial position:
Number of shares outstanding as of September 30, 2003	1,340,143,980
Number of shares outstanding as of September 30, 2002	1,371,282,273
Number of shares outstanding as of March 31, 2003	1,345,450,014

(3) Summary of statements of cash flows	(In millions of yen and thousands of U.S. dollars)

	Six months ended Sept. 30, 2003			Six months ended Sept. 30, 2002	Year ended Mar. 31, 2003
Net cash provided by operating activities	¥ [$	48,402 436,054	]	¥62,590	¥64,253
Net cash used in investing activities	[($	(¥3,156 28,432	) )]	(¥13,344)	(¥27,593)
Net cash used in financing activities	[$	(¥41,379 372,784	) ]	(¥41,874)	(¥30,009)
Cash & cash equivalents, end of period	¥ [$	71,420 643,423	]	¥67,883	¥67,362

(4)	114 subsidiaries are consolidated, and 46 affiliated companies are accounted for under the equity method.

(5)	The number of newly consolidated companies during the period The number of companies newly excluded from consolidated subsidiaries during the period	: 2 : 6

	The number of newly affiliated companies during the period The number of companies newly excluded from affiliated companies during the period	: 0 : 1

(6)	Anticipated consolidated results of operations for the year ending March 31, 2004	(In millions of yen	)

	Year ending	Year ended
	March 31, 2004	March 31, 2003
Net sales	¥925,000	¥926,145
Income before income taxes, minority interest in earnings of subsidiaries, and equity in net income of affiliated companies	¥19,000	¥6,156
Net income	¥8,000	(¥8,004)

Basic net income per ADS for the year ending March 31, 2004 is anticipated to be ¥30.

Please refer to page 10 and 11 on condition for further information related to anticipated results of operations mentioned above.

Kubota Corporation and Subsidiaries

1. Management Policies

1. Basic management policy

More than a century since its founding, Kubota Corporation and subsidiaries (collectively the “Company”) has continued to help improve people’s quality oflife, by offering products and services—including farm equipment, pipes for water supply and sewage systems, environmental control plants, industrial castings, and building materials. Through its businesses, the Company has contributed to providing a better future for people, society, and the earth. While adhering to this corporate philosophy, the Company is implementing management policies that include focusing on prioritizing allocation of its resources, emphasizing agility in its operations as well as strengthening consolidated operations. Through these measures, theCompany aims to improve its adaptability to respond with flexibility to the changing times, resulting in a high enterprise value.

2. Basic policy related to the Company’s profit allocation

The Company’s basic policy for the allocation of profit is to “maintain stable or raising dividends”. The Company’s policy is to determine the most appropriate use of retained earnings, considering requirements of maintaining stablecurrent business operations as well as adapting to the future business environment.

3. The Medium-Term Management Strategy including issues upon which the Company should implement countermeasures

(1)	Medium-Term Management Strategy

In March 2001, the Company formulated the “Medium-Term Management Strategy”, which is being applied in the three-year period ending March 31, 2004, in order to attain further improvement in profitability. The strategy mainly consists of three domains; “Reforming the business structure and profit structure”, “Reforming operational Systems”, and “Focusing on finance strategy”. The Company has been working to implement the strategy with company-wide efforts. In order to improve performance, and promote stable and sustained development, the Company endeavors to promote this strategy for the year ending March 31, 2004, the final year of the three-year period.

The basic concept of Kubota’s Medium-Term Management Strategy is to continually reevaluate the prospective circumstances of its businesses, determine the measures that should be taken over the medium-term in view of those business prospects, and steadily implement those measures. The Medium-Term Management Strategy is a tool for attaining these ends, and the Company will firmly maintain this concept and tool for promoting the management of its businesses based on a medium-term perspective.

In fiscal 2004, Kubota will draft a new medium-term management plan setting fiscal 2003 as the base period. Based on consideration of progress in the implementation of strategies and changes in the operating environment, the Company intends to draft modified versions of the medium-term management plan on an annual basis.

Kubota Corporation and Subsidiaries

(2) Countermeasures by the Company

1) Reforming the business structure and profit structure

The Company has been reforming its business structure and profit structure through classifying each business of the Company into two categories: “Core and Strategic business” category which includes domestic and overseas farm equipment, ductile iron pipes, environmental engineering business, etc. and “Reviving business” category which includes building materials and industrial castings.

In the Core and Strategic business category, domestic farm equipment expanded its market share owing to aggressive sales promotion, including introduction of new models with higher performance and price competitiveness. In overseas markets, especially tractor business in North America has been expanding through various measures including the inception of new models of tractors, expansion of the local production capacity, and the sales promotion campaign. In the Environmental Engineering business, the Company has strengthened its existing operations and launched new businesses, such as industrial waste treatment business or site remediation business. However, in public works spending-related businesses, such as the business of ductile iron pipes, the profitability was not favorable resulting from lackluster domestic demand, and the Company will take every effort to regain the strength of those businesses.

In the Reviving business category, the Company is making major efforts to improve its break-even point through rigorous cost controls. Furthermore, under the principle of “selection and concentration of businesses”, the Company has made a withdrawal from the concrete pole business and the bathroom business, as well as a divestiture of its prefabricated housing business. In August 2003, the Company reached a basic agreement with Matsushita Electric Works, Ltd. (hereinafter “MEW”), to integrate their business operations of roofing and siding materials. Having the shared goal of integrating the business operations on December 1, 2003, MEW and the Company are working for an establishment of a joint operating entity.

2) Reforming operational systems

(1) Reorganization of Divisions

For the purpose of better combination and cooperation among business units, which have common and related technologies and markets, the Company realigned the divisional management organizational structure in July 2002. The new divisional management organization of the Company consists of “Farm & Industrial Machinery Consolidated Division”, “Industrial & Material Systems Consolidated Division”, “Environmental Engineering Consolidated Division”, and “Housing Materials & Utilities Consolidated Division”.

Furthermore, the Company is planning to empower the divisional management in each business unit with the authority and responsibility for decision-making, and to establish an autonomous management system in order to increase efficiency in the decision-making process of management.

(2) Streamlining of the corporate office

Through reevaluating the responsibilities and functions of the corporate office, the Company reduced the number of departments in its corporate office from 40 to 14 during the period from April 1999 through April 2003. During the same period, the headcount at the corporate office decreased from 1,200 to 355.

In addition, the Company introduced a new program for human resource management in order to promote competitive and creative corporate culture. The new program includes a performance appraisal plan based upon individual achievement, empowerment of younger employees, and human resource development.

In the future, Kubota will proceed still further with reforms to its organizational and operational systems while striving to maximize the benefits of those systems.

Kubota Corporation and Subsidiaries

3) Focusing on finance strategy

Kubota is taking measures to strengthen its financial position, primarily through the reduction of interest-bearing debt(*). The Company’s interest-bearing debt on a consolidated basis amounted to ¥429.6 billion as of March 31, 1999, and had been reduced to ¥327.4 billion at the end of March 2003. Due to the funds being used for Kubota’s steadily expanding operations in North America as well as the advance procurement of funds for the repayment of corporate bonds due during the year ending March 31, 2004, the Company did not attain its target of reducing interest-bearing debt to ¥315.0 billion at the end of March 2003, but it is steadily progressing with the streamlining of its balance sheet through measures centering on the reduction of inventory levels and the restraint of capital expenditures. As of September 30, 2003, the amount of interest-bearing debt was ¥278.9 billion, a decrease of ¥48.5 billion from the prior year, due to the transfer of our leasing subsidiary.

Since December 2001, the Company has been purchasing treasury stock in order to enhance efficiency of shareholders’ equity. The cumulative number of shares purchased at the end of March 31, 2003 amounted to 63.2 million shares. During the year ending March 2004, the Company will continue to purchase treasury stock, up to the maximum of 50 million shares, or ¥20.0 billion, and purchased 5.3 million shares during the six months ended September 30, 2003.

(*) Interest-bearing debt = (Short-term borrowings) + (Current portion of long-term debt) + (Long-term debt)

4. Corporate Governance: Policy and Implementation

The Company is undertaking an extensive review of its corporate structure to build a more autonomous divisional management structure. Each division is required to operate by an appropriate management scheme of its own which includes responsibility for decision-making and operating systems. At the same time, the Company is making efforts to establish an optimum corporate management structure, and has recognized it as an important management task to enhance and improve its corporate governance.

The number of the Company’s board of directors has been reduced to accelerate and enhance the decision-making process, and at present the number of directors is 19 which is half compared to the number of directors five years ago. The president and two vice presidents are the representative directors, and each of the two vice presidents concurrently serves as a general manager of consolidated divisions and oversees operations from a comprehensive company-wide perspective. Furthermore, in order to increase the clarity of management responsibility, the term of office of the directors was reduced from two years to one year at the ordinary general meeting of shareholders held in June 2003.

The Company will continue to adopt the “Corporate Auditors System” based upon the Commercial Code of Japan. The Company has been strengthening its “Corporate Auditors System”, and is considering a plan to enhance outside corporate auditors including a plan of increasing staff members within the Compliance Auditing dept.

The Company has acknowledged the importance both of the operational auditing and the compliance management activities. “Corporate Compliance Headquarters” was established in June 2001, and with the assistance of knowledgeable independent advisors, the Company has been able to further strengthen business ethics as well as compliance management.

Kubota Corporation and Subsidiaries

The Company has been working to establish better communications with shareholders and investors, and is making efforts to improve its financial reporting for better transparency and timely disclosure. During the current fiscal year, the Company began quarterly financial disclosure. The Company will make efforts to enhance quarterly financial disclosure of next fiscal year and to strengthen the financial reporting system. Additionally, for the convenience of shareholders, the Company has made available a Voting Right Website since the ordinary general meeting of shareholders held in June 2003.

2. Review of Operations and Financial Condition

1. Review of operations

(1) Outline of the results of operations for the six months under review

During the six months ended September 30, 2003, the Japanese economy has shown signs of recovery supported by a steady growth of private capital expenditure and export. However, public investment continued declining, and new housing starts remained weak and thus harsh economic conditions for the Company prevailed. Overseas, in the U.S., brisk private consumption continued, housing investment remained favorable and some signs of an economic upturn appeared.

Under such conditions, sales of the Company during the six months under review, were ¥421.5 billion, an increase of ¥ 7.0 billion (1.7%) from the prior period. Domestic sales were ¥270.9 billion, a decrease of ¥9.0 billion (3.2%), resulting principally from sales of Kubota Lease Corporation and reduced sales of public works-related businesses. Overseas sales were ¥150.6billion, an increase of ¥16.0 billion (11.9%) from the prior period, mainly due to the strong sales of tractors in North America and brisk export of ductile iron pipes to Middle East countries. As the increase in overseas sales exceeded the decrease in domestic sales, total sales increased. The percentage of overseas sales to total sales was 35.7%, 3.2 percentage points higher than the prior period.

Operating income was ¥16.6 billion, a decrease of ¥7.8 billion (32.0%). The Company managed to improve its profitability through the sales increase in Internal Combustion Engines and Machinery segment, and the implementation of a company-wide cost reduction program. However, because of the significant increase in pension cost of ¥19.4 billion from the prior period, which was caused mainly by the immediate recognition of unrecognized actuarial losses (*), operating income declined from the prior period. Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥18.7 billion, a decrease of ¥4.6 billion (19.7%), which reflected an increase of other income-net mainly due to the decrease of valuation losses on short-term and other investments. As a result, after the ¥10.7 billion of income taxes, ¥1.0 billion of minority interest in earnings of subsidiaries and the equity in net income of affiliated companies, net income during the six months under review was ¥7.0 billion, a decrease of ¥5.2 billion (42.8%) from the prior period.

Kubota Corporation and Subsidiaries

(2) Review of operations by product group

1) Internal Combustion Engine and Machinery

Sales in Internal Combustion Engine and Machinery were ¥255.3 billion, an increase of ¥15.7 billion (6.6%) from the prior period, comprising 60.6% of consolidated net sales. Domestic sales were ¥119.4 billion, an increase of ¥4.8 billion (4.2%), and overseas sales were ¥135.9 billion, an increase of ¥10.9 billion (8.7%) from the prior period. This segment consists of farm equipment and agriculture-related products, engines, and construction machinery.

(1) Sales of farm equipment and engines were ¥230.9 billion, an increase of ¥13.4 billion (6.2%) from the prior period. Domestic sales were ¥109.7 billion, an increase of ¥4.6 billion (4.4%), and overseas sales were ¥121.1 billion, an increase of ¥8.8 billion (7.8%) from the prior period. In domestic markets, while demand of farm equipment was lackluster, and the unusual cold summer weather raised uncertainty, the Company has aggressively conducted a sales promotion campaign together with introducing new models of farm equipment with improved performance and price competitiveness, and attained the sales increase. In overseas markets, sales of tractors in North America had a significant increase resulting from the sales campaign and introduction of new models, including full model changes of the L-series tractors. In China, sales of combine harvesters grew favorably.

Sales of engines increased owing principally to the growing sales to original equipment manufacturers in EU markets as well as in U.S. markets where strong demand for mowers sustained.

(2) Sales of construction machinery were ¥24.5 billion, an increase of ¥2.3 billion (10.6%) from the prior period. Domestic sales were ¥9.7 billion, an increase of ¥0.2 billion (1.9%), and overseas sales were ¥14.8 billion, an increase of ¥2.2 billion (17.1%) from the prior period. Total demand for construction machinery in Japanese market remained sluggish due to the reduced public works spending, however, the Company expanded its market-share and recorded a slight sales increase. Overseas, while demands in EU markets were recovering, and demands in North America were strong, the Company achieved the sales increase by means of inception of new models and execution of effective sales campaign.

2) Pipes, Valves & Industrial Castings

Sales in Pipes, Valves & Industrial Castings were ¥74.2 billion, an increase of ¥2.6 billion (3.6%) from the prior period, comprising 17.6% of consolidated net sales. Domestic sales were ¥62.1 billion, a decrease of ¥2.2 billion (3.4%), and overseas sales were ¥12.1 billion, an increase of ¥4.8 billion (65.7%) from the prior period. This segment consists of two sub-segments ; “pipes and valves” and “industrial castings”.

(1) Sales in pipes and valves were ¥60.8 billion, an increase of ¥2.0 billion (3.3%) from the prior period. Domestic sales were ¥53.7 billion, a decrease of ¥1.9 billion (3.5%), and overseas sales were ¥7.0 billion, an increase of ¥3.9 billion (124.4%) from the prior period. Domestic sales of ductile iron pipes, which are the mainstay in this sub-segment, remained at the same level as in the prior year, in spite of a reduction in public works spending and financial difficulties of local governments. Sales of PVC pipes also remained unchanged from the prior period, despite a lackluster level of new housing starts. However, sales of spiral-welded steel pipes declined mainly due to the delay of public works spending projects, and sales of valves declined reflecting the weak demands both from public and private sector on Japan, and thus total domestic sales of this sub-segment decreased. Overseas sales surged by the brisk export of ductile iron pipes to Middle East countries, including the U.A.E.

Kubota Corporation and Subsidiaries

(2) Sales of industrial castings were ¥13.5 billion, an increase of ¥0.6 billion (5.1%) from the prior period. Domestic sales were ¥8.4 billion, a decrease of ¥0.3 billion (3.0%), and overseas sales were ¥5.1 billion, an increase of ¥0.9 billion (21.7%) from the prior period. While domestic sales declined mainly due to the weak demands for ductile tunnel segment in construction markets, overseas sales increased as a result of the rising export of reformer tubes for markets in petrochemical industries.

3) Environmental Engineering

Sales in Environmental Engineering were ¥22.0 billion, a decrease of ¥11.0 billion (33.3%) from the prior period, comprising 5.2% of consolidated net sales. Domestic sales were ¥20.8 billion, a decrease of ¥11.1 billion (34.7%), and overseas sales were ¥1.2 billion, an increase of ¥0.1 billion (6.4%) from the prior period. This segment consists of environmental plants and pumps.

Sales of this segment deteriorated significantly from the prior period, because sales in the Solid Waste Engineering division fell. Regarding the sales decrease of the Solid Waste Engineering division, a boom in demand for rebuilding incinerators to prevent dioxin emissions was over in the prior year, and sales of several large orders such as rotating-type surface melting furnace at Teshima in Kagawa Prefecture was recorded in the prior period. Sales in the Water & Sewage Engineering division increased due to high level orders received in the prior year. Sales in the Water Environment Engineering division grew, due to growing sales of new business fields. As for pumps, domestic sales decreased due to the sluggish public works projects, however, overseas sales increased due to the growing export to the South East Asian markets.

4) Building Materials and Housing

Sales in Building Materials and Housing were ¥34.4 billion, an increase of ¥4.5 billion (15.2%) from the prior period, comprising 8.2% of consolidated net sales. This segment consists mainly of building materials (roofing materials, siding materials and septic tanks) and sales of condominiums.

(1) Sales of building materials were ¥28.1 billion, a decrease of ¥1.2 billion (3.9%) from the prior period. Although the company promoted new models to expand market share, sales of both roofing and siding materials decreased due to the lackluster new housing starts and fierce competition. Sale of septic tanks increased compared to the prior period, owing to the reinforcement of its marketing channel in regional markets and expansion of market- share by a successful introduction of new models.

(2) Sales of condominiums were ¥6.4 billion, an increase of ¥5.7 billion (857.1%) from the prior period. Sales of condominiums surged from the prior period, due to the completion of large orders during the period under review.

On December 1, 2003 Matsushita Electric Works, Ltd. (“MEW”) and the Company will establish and hold an equal ownership in “Kubota Matsushitadenko Exterior Works, Ltd.” (hereinafter “KMEW”), the joint operation entity, in which the Company will transfer its roofing and siding materials business. KMEW, with the combined strength of MEW and the Company, will improve its operating efficiency and productivity, and aim to increase its corporate value by developing new products and technology. Regarding its consolidated financial reporting, the Company will apply the equity method of accounting to KMEW due to the 50% ownership in KMEW.

Kubota Corporation and Subsidiaries

5) Other

Sales of Other were ¥35.5 billion, a decrease of ¥4.9 billion (12.2%) from the prior period, comprising 8.4% of consolidated net sales. Domestic sales were ¥34.2 billion, a decrease of ¥5.1 billion (13.0%), and overseas sales were ¥1.3 billion, an increase of ¥0.2 billion (15.0%) from the prior period. This segment consists of vending machines, electric equipment, air-conditioning equipment, construction and so forth.

Sales of the Other segment decreased, because, at the beginning of the period under review, the Company sold its leasing subsidiary, which recorded sales of ¥6.7 billion in the prior period. Although sales of electric equipment increased due to recovering private capital expenditures, sales of vending machines decreased because of declining market demand and the unusually cool summer. Sales of construction increased due to the increased sales of building construction as a result of reinforcement of its marketing for building construction projects.

2. Financial Condition

Net cash provided by operating activities during the six months under review was ¥48.4 billion, a decrease of ¥14.2 billion from the prior period. The Company recorded a net income of ¥7.0 billion, a decrease of ¥5.2 billion from the prior period during the period under review. Although the decrease of the net income was mainly due to the significant increase of pension cost, the accrued retirement and pension cost did not affect its cash position. As the collections of the account receivable of sales to public sector concentrate at the beginning of fiscal year, the Company usually generates the large positive cash flow during the first half of the fiscal year.

Net cash used in investing activities was ¥3.2 billion, a decrease of ¥10.2 billion from the prior period. While the Company contained capital expenditures in recent years, both of the proceeds from sale of investments, and the proceeds from sale of non-use real estate contributed to reduce net cash used in investing activities.

Accordingly, free cash flows (the difference between net cash provided by operating activities and cash used in purchases of fixed assets) were ¥35.1 billion, a decrease of ¥11.0 billion from the prior period. The Company’s financial strategy is to strengthen financial structure, focusing on reduction of interest-bearing debt. The Company implemented the strategy with the free cash flow. Net cash used in financing activities was ¥41.4 billion, a decrease of ¥0.5 billion from the prior period. The Company used cash in repayment of long-term debt of ¥54.4 billion principally due to the ¥40.0 billion of its corporate bond and convertible bond due during the six months under review. Additionally, the Company spent ¥2.2 billion on the purchase of treasury stock.

As the result, including the effect of exchange rate, cash and cash equivalents at the end of September 2003 was ¥71.4 billion, an increase of ¥4.1billion as compared with those at the end of the prior year.

3. Matter concerning profit allocation for this half of the fiscal year

The Company decided to pay interim cash dividends of ¥15 per ADS, consistent with the prior period.

Kubota Corporation and Subsidiaries

3. Prospect for the Full Fiscal Year

The Company expects that the Japanese economic conditions will remain weak because sluggish labor market and lackluster personal income level will negatively affect personal consumption and housing investment, while public investment in Japan is forecasted to reduce. Although the U.S. economy is showing signs of recovery, there exist some concerns for the Company, such as trends of interest rates and foreign exchanges. All things being considered, the Company expects the difficult economic conditions will continue.

Looking ahead, the Company forecasts net sales for the year ending March 31, 2004 at ¥925.0 billion, a decrease of ¥1.1 billion from the prior year. This revised sales forecast includes the impacts of the sale of its leasing business, and the business division and integration of the building materials operations for the establishment of a joint operating entity with MEW.

While a sales increase in the Internal Combustion and Engine and Machinery segment and the implementation of a company-wide cost reduction program are expected to improve profitability, the Company forecasts operating income at ¥15.0 billion, a decrease of ¥14.6 billions from the prior year. The decrease is mainly due to the significant increase of pension cost of ¥43.0 billion from the prior year, which was caused mainly by the immediate recognition of unrecognized actuarial losses (*). The Company forecasts income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies at ¥19.0 billion, an increase of ¥12.8 billion from the prior year. The increase is due to the significant improvement of other income-net as a result of a large decrease in valuation losses on short-term and other investments from the prior year (the Company recorded the valuation losses of ¥24.8 billion in the prior year). Accordingly, net income is expected to be ¥8.0 billion, an increase of ¥16.0billion compared with the net loss of ¥8.0 billion in the prior year. (These forecasts anticipate an exchange rate of ¥114=US$1.)

(*) Note : Pension cost on consolidated basis

The Company recognizes immediately actuarial gains and losses in excess of 20 percent of larger of the benefit obligation or plan assets, and amortizes actuarial gains and losses between 10 and 20 percent over the average participants’ remaining service period (about 15 years).

The Company recognized ¥5.6 billion for actuarial losses for the year ended March 31, 2003. The Company forecasts approximately ¥52.0 billion for actuarial losses for the year ending March 31, 2004.

Kubota Corporation was given an approval for its application for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion of its employee benefit pension plan on January 30, 2003. The Company will recognize the gains related to the transfer when the Company completes the transfer to the government of the subsutitutional portion of the benefit obligation and related plan assets based upon US GAAP. The forecast of the above number does not include these gains, because there is no specific schedule for the transfer.

Kubota Corporation and Subsidiaries

< Cautionary Statements with Respect to Forward – Looking Statements >

Projected results of operations and other future forecasts contained in this report are the estimates of the Company based on information available to the Company as of this published date. Therefore, those projections include certain potential risks and uncertainties. Accordingly, the users of this information are requested to note that the actual results could differ materially from those future projections. Major factors that could influence the ultimate outcome include the economic condition surrounding the Company, foreign exchange rates, agricultural policy in Japan, the trend of public investment and private capital expenditure in Japan, the price-competitive pressure in the market, the ability for the Company to manufacture or innovate the products which will be accepted in the market. And the user of the information should notice that factors that could influence the ultimate outcome of the Company are not limited to the factors above.

Kubota Corporation and Subidiaries

Consolidated Statements of Income

(Unaudited)

							(In millions of yen)
	Six months ended Sept. 30, 2003		Six months ended Sept. 30, 2002		Change		Year ended Mar. 31, 2003
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	421,540	100.0	414,583	100.0	6,957	1.7	926,145	100.0
Cost of sales	315,412	74.8	309,189	74.6	6,223	2.0	695,571	75.1
Selling, general, and administrative expenses	91,174	21.7	79,661	19.2	11,513	14.5	181,353	19.6
Loss (gain) from disposal and impairment of business and fixed assets	(1,644)	(0.4)	1,322	0.3	(2,966)	—	19,608	2.1

Operating income	16,598	3.9	24,411	5.9	(7,813)	(32.0)	29,613	3.2
Other income (expenses):
Interest and dividend income	3,409		4,366		(957)		7,622
Interest expense	(1,711)		(2,544)		833		(4,818)
Valuation losses on short-term and other investments	(521)		(1,750)		1,229		(24,822)
Other-net	911		(1,200)		2,111		(1,439)

Other income (expenses), net	2,088		(1,128)		3,216		(23,457)
Income before income taxes, minority interest in earnings of subsidiaries, and equity in net income of affiliated companies	18,686	4.4	23,283	5.6	(4,597)	(19.7)	6,156	0.7
Income taxes:
Current	10,786		10,481		305		21,538
Deferred	(91)		(475)		384		(9,242)

Total income taxes	10,695		10,006		689		12,296
Minority interests in earnings of subsidiaries	1,387		1,230		157		2,097
Equity in net income of affiliated companies	406		212		194		233

Net income (loss)	7,010	1.7	12,259	3.0	(5,249)	(42.8)	(8,004)	(0.9)

							(In yen)
Basic earnings per ADS (5 common shares):	26		44					(29)
Diluted earnings per ADS (5 common shares):	25		42					(29)

Kubota Corporation and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

Assets						(In millions of yen)
	Sept. 30, 2003		Sept. 30, 2002		Change	Mar. 31, 2003
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	71,420		67,883		3,537	67,362
Short-term investments	—		1,249		(1,249)	10
Notes and accounts receivable:
Trade notes	62,668		69,635		(6,967)	81,588
Trade accounts	158,715		184,973		(26,258)	252,537
Finance receivables, net	104,721		98,195		6,526	90,338
Less : Allowance for doubtful receivables	(3,004)		(4,227)		1,223	(4,089)

Total	323,100		348,576		(25,476)	420,374
Inventories	148,603		152,959		(4,356)	151,245
Other current assets	86,978		62,362		24,616	53,359

Total current assets	630,101	59.3	633,029	56.9	(2,928)	692,350	60.8
Investments:
Investments in and advances to affiliated companies	11,685		12,711		(1,026)	12,119
Other investments	114,156		127,391		(13,235)	79,959

Total investments	125,841	11.8	140,102	12.6	(14,261)	92,078	8.1
Property, plant, and equipment:
Land	78,946		89,880		(10,934)	78,552
Buildings	198,150		197,955		195	195,497
Machinery and equipment	400,770		456,405		(55,635)	447,956
Construction in progress	5,439		3,638		1,801	5,451

Total	683,305		747,878		(64,573)	727,456
Accumulated depreciation	(449,972)		(476,572)		26,600	(474,901)

Net property, plant, and equipment	233,333	22.0	271,306	24.4	(37,973)	252,555	22.2

Other assets:	73,393	6.9	68,129	6.1	5,264	102,028	8.9

Total	1,062,668	100.0	1,112,566	100.0	(49,898)	1,139,011	100.0

Kubota Corporation and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

Liabilities and Shareholders’ Equity						(In millions of yen)
	Sept. 30, 2003		Sept. 30, 2002		Change	Mar. 31, 2003
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short term borrowings	98,284		98,367		(83)	95,568
Trade notes payable	22,653		30,769		(8,116)	37,544
Trade accounts payable	127,476		137,175		(9,699)	168,240
Advances received from customers	8,003		10,460		(2,457)	7,244
Notes and accounts payable for capital expenditures	11,968		11,900		68	14,803
Accrued payroll costs	22,898		22,730		168	23,791
Income taxes payable	6,484		5,249		1,235	10,150
Other current liabilities	48,538		55,217		(6,679)	46,194
Current portion of long-term debt	42,401		70,417		(28,016)	75,830

Total current liabilities	388,705	36.6	442,284	39.7	(53,579)	479,364	42.1

Long-term liabilities:
Long-term debt	138,203		134,429		3,774	155,966
Accrued retirement and pension costs	139,395		127,321		12,074	159,805
Other long-term liabilities	14,013		15,666		(1,653)	15,184

Total long-term liabilities	291,611	27.4	277,416	24.9	14,195	330,955	29.0

Minority interest:	14,553	1.4	12,867	1.2	1,686	13,249	1.2

Shareholders’ equity:
Common stock	78,156		78,156		—	78,156
Additional paid-in capital	87,263		87,263		—	87,263
Legal reserve	19,539		19,539		—	19,539
Retained earnings	203,489		224,896		(21,407)	200,517
Accumulated other comprehensive income (loss)	3,486		(16,077)		19,563	(48,095)
Treasury stock	(24,134)		(13,778)		(10,356)	(21,937)

Total shareholders’ equity	367,799	34.6	379,999	34.2	(12,200)	315,443	27.7

Total	1,062,668	100.0	1,112,566	100.0	(49,898)	1,139,011	100.0

Kubota Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

(Unaudited)

	(In millions of yen)
	Six months ended Sept. 30, 2003	Six months ended Sept. 30, 2002	Year ended Mar. 31, 2003
Net income (loss)	7,010	12,259	(8,004)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	1,749	(6,551)	(6,366)
Unrealized gains (losses) on securities	22,424	1,462	(11,602)
Minimum pension liability adjustment	26,113	(11,161)	(30,386)
Unrealized gains on derivatives	1,295	45	131

Other comprehensive income (loss)	51,581	(16,205)	(48,223)

Comprehensive income (loss)	58,591	(3,946)	(56,227)

Consolidated Statements of Shareholders’ Equity

(Unaudited)

Six months ended Sept. 30, 2003	(In millions of yen)
	Shares of common stock outstanding (thousands)	Common stock	Additional paid in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, Apr. 1, 2003	1,345,450	78,156	87,263	19,539	200,517	(48,095)	(21,937)
Net income					7,010
Other comprehensive income						51,581
Cash dividends, ¥15 per ADS					(4,038)
(5 common shares)
Purchases of treasury stock	(5,306)						(2,197)

Balance, Sept. 30, 2003	1,340,144	78,156	87,263	19,539	203,489	3,486	(24,134)

Six months ended Sept. 30, 2002							(In millions of yen)
	Shares of common stock outstanding (thousands)	Common stock	Additional paid in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, Apr. 1, 2002	1,390,419	78,156	87,263	19,539	216,810	128	(6,926)
Net income					12,259
Other comprehensive loss						(16,205)
Cash dividends, ¥15 per ADS					(4,173)
(5 common shares)
Purchases of treasury stock	(19,137)						(6,852)

Balance, Sept. 30, 2002	1,371,282	78,156	87,263	19,539	224,896	(16,077)	(13,778)

Year ended Mar. 31, 2003							(In millions of yen)
	Shares of common stock outstanding (thousands)	Common stock	Additional paid in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, Apr. 1, 2002	1,390,419	78,156	87,263	19,539	216,810	128	(6,926)
Net loss					(8,004)
Other comprehensive loss						(48,223)
Cash dividends, ¥30 per ADS					(8,289)
(5 common shares)
Purchases of treasury stock	(44,969)						(15,011)

Balance, Mar. 31, 2003	1,345,450	78,156	87,263	19,539	200,517	(48,095)	(21,937)

Kubota Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

	(In millions of yen)
	Six months ended Sept. 30, 2003	Six months ended Sept. 30, 2002	Change	Year ended Mar. 31, 2003
Operating activities:
Net income (loss)	7,010	12,259	(5,249)	(8,004)
Depreciation and amortization	13,416	18,844	(5,428)	38,804
Provision for retirement and pension costs, less payments	23,981	759	23,222	(4,416)
Loss (gain) on sales of securities	(1,817)	(798)	(1,019)	5
Valuation losses on short-term and other investments	521	1,750	(1,229)	24,822
Loss (gain) on disposal of fixed assets	(242)	818	(1,060)	2,484
Impairment loss on fixed assets	—	484	(484)	17,403
Deferred income taxes	(91)	(475)	384	(9,242)
Decrease in notes and accounts receivable	95,751	101,758	(6,007)	31,649
Decrease in inventories	5,204	545	4,659	2,455
Increase in other current assets	(37,568)	(19,455)	(18,113)	(5,637)
Decrease in trade notes and accounts payable	(56,056)	(55,910)	(146)	(20,315)
Decrease in income taxes payable	(3,573)	(7,177)	3,604	(2,332)
Increase (decrease) in other current liabilities	2,081	9,509	(7,428)	(3,340)
Other	(215)	(321)	106	(83)

Net cash provided by operating activities	48,402	62,590	(14,188)	64,253

Investing activities:
Purchases of fixed assets	(13,260)	(16,461)	3,201	(33,838)
Purchases of investments and change in advances	475	(639)	1,114	(2,056)
Proceeds from sales of property, plant, and equipment	1,702	244	1,458	1,803
Proceeds from sales of investments	5,074	3,113	1,961	5,153
Proceeds from sale of business	2,562	—	2,562	—
Other	291	399	(108)	1,345

Net cash used in investing activities	(3,156)	(13,344)	10,188	(27,593)

Financing activities:
Proceeds from long-term debt	16,233	20,331	(4,098)	65,627
Repayments of long-term debt	(54,444)	(25,577)	(28,867)	(45,447)
Net increase (decrease) in short-term borrowings	3,389	(25,227)	28,616	(26,548)
Cash dividends	(4,038)	(4,173)	135	(8,289)
Purchases of treasury stock	(2,197)	(6,852)	4,655	(15,011)
Other	(322)	(376)	54	(341)

Net cash used in financing activities	(41,379)	(41,874)	495	(30,009)

Effect of exchange rate changes on cash and cash equivalents	191	(472)	663	(272)

Net increase in cash and cash equivalents	4,058	6,900	(2,842)	6,379
Cash and cash equivalents, beginning of period	67,362	60,983	6,379	60,983

Cash and cash equivalents, end of period	71,420	67,883	3,537	67,362

	(In millions of yen)
Notes:
Cash paid:
Interest	1,703	2,698	(995)	4,759
Income taxes	14,352	17,615	(3,263)	24,117

Kubota Corporation and Subsidiaries

Consolidated Segment Information

(Unaudited)

(1) Information by Industry Segments

Six months ended Sept. 30, 2003		(In millions of yen)
		Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Building Materials & Housing	Other	Total	Corporate & Eliminations	Consolidated
Net	Unaffiliated customers	255,341	74,230	22,049	34,419	35,501	421,540	—	421,540
sales	Intersegment	8	2,406	513	—	9,081	12,008	(12,008)	—
	Total	255,349	76,636	22,562	34,419	44,582	433,548	(12,008)	421,540
Cost of sales and operating expenses		221,951	81,684	25,091	34,852	45,171	408,749	(3,807)	404,942
Operating income (loss)		33,398	(5,048)	(2,529)	(433)	(589)	24,799	(8,201)	16,598

Six months ended Sept. 30, 2002		(In millions of yen)
		Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Building Materials & Housing	Other	Total	Corporate & Eliminations	Consolidated
Net	Unaffiliated customers	239,605	71,619	33,041	29,872	40,446	414,583	—	414,583
sales	Intersegment	165	2,759	618	—	9,236	12,778	(12,778)	—
	Total	239,770	74,378	33,659	29,872	49,682	427,361	(12,778)	414,583
Cost of sales and operating expenses		203,606	75,041	33,841	30,128	50,835	393,451	(3,279)	390,172
Operating income (loss)		36,164	(663)	(182)	(256)	(1,153)	33,910	(9,499)	24,411

Year ended Mar. 31, 2003		(In millions of yen)
		Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Building Materials & Housing	Other	Total	Corporate & Eliminations	Consolidated
Net	Unaffiliated customers	444,169	177,217	136,381	64,350	104,028	926,145	—	926,145
sales	Intersegment	480	7,678	1,053	20	19,983	29,214	(29,214)	—
	Total	444,649	184,895	137,434	64,370	124,011	955,359	(29,214)	926,145
Cost of sales and operating expenses		387,953	182,963	128,423	64,338	141,153	904,830	(8,298)	896,532
Operating income (loss)		56,696	1,932	9,011	32	(17,142)	50,529	(20,916)	29,613

Kubota Corporation and Subsidiaries

(2) Information by Geographic Segment

Six months ended Sept. 30, 2003						(In millions of yen)
		Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
	Unaffiliated customers	288,320	98,149	35,071	421,540	—	421,540
Net sales	Intersegment	66,073	2,085	970	69,128	(69,128)	—
	Total	354,393	100,234	36,041	490,668	(69,128)	421,540
Cost of sales and operating expenses		348,309	87,911	32,834	469,054	(64,112)	404,942
Operating income		6,084	12,323	3,207	21,614	(5,016)	16,598

Six months ended Sept. 30, 2002						(In millions of yen)
		Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
	Unaffiliated customers	291,659	93,618	29,306	414,583	—	414,583
Net sales	Intersegment	55,621	1,513	506	57,640	(57,640)	—
	Total	347,280	95,131	29,812	472,223	(57,640)	414,583
Cost of sales and operating expenses		331,006	85,271	27,303	443,580	(53,408)	390,172
Operating income		16,274	9,860	2,509	28,643	(4,232)	24,411

Six months ended Sept. 30, 2003						(In millions of yen)
		Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
	Unaffiliated customers	712,964	158,051	55,130	926,145	—	926,145
Net sales	Intersegment	124,213	2,439	1,268	127,920	(127,920)	—
	Total	837,177	160,490	56,398	1,054,065	(127,920)	926,145
Cost of sales and operating expenses		807,122	144,348	52,720	1,004,190	(107,658)	896,532
Operating income		30,055	16,142	3,678	49,875	(20,262)	29,613

(3) Overseas Sales

Six months ended Sept. 30, 2003		(In millions of yen)
	North America	Other Areas	Total
Overseas sales	98,017	52,604	150,621
Consolidated net sales			421,540
Ratio of overseas sales to consolidated net sales	23.2%	12.5%	35.7%

Six months ended Sept. 30, 2002		(In millions of yen)
	North America	Other Areas	Total
Overseas sales	93,345	41,305	134,650
Consolidated net sales			414,583
Ratio of overseas sales to consolidated net sales	22.5%	10.0%	32.5%

Year ended Mar. 31, 2003		(In millions of yen)
	North America	Other Areas	Total
Overseas sales	158,386	83,505	241,891
Consolidated net sales			926,145
Ratio of overseas sales to consolidated net sales	17.1%	9.0%	26.1%

Kubota Corporation and Subsidiaries

Fair Value of Short-Term and Other Investments

(Unaudited)

The Company classifies its holding marketable equity securities and all of its debt securities as available for sale securities, which are reported at their fair value on the Company’s balance sheets. The following table presents cost, fair value, and net unrealized holding gains for securities by major security type at September 30, 2003, 2002, and March 31, 2003.

							(In millions of yen)
	Sept. 30, 2003			Sept. 30, 2002			Mar. 31, 2003
	Cost	Fair value	Net unrealized holding gains	Cost	Fair value	Net unrealized holding gains	Cost	Fair value	Net unrealized holding gains
Short-term investments:
Governmental and corporate debt securities and other	—	—	—	1,249	1,249	—	10	10	—
Other investments (*):
Equity securities of financial institutions	22,347	60,583	38,236	48,405	77,350	28,945	24,477	33,033	8,556
Other equity securities	20,201	38,705	18,504	22,728	35,449	12,721	21,961	32,361	10,400
Other	1,607	1,685	78	1,593	1,602	9	1,593	1,639	46

Total	44,155	100,973	56,818	73,975	115,650	41,675	48,041	67,043	19,002

(*)	“Other investments” on the Company’s balance sheets includes investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value. They were stated at cost of ¥13,183 million, ¥12,990 million, and ¥12,926 million at September 30, 2003, 2002, and March 31, 2003, respectively.

Kubota Corporation and Subsidiaries

Notes:

1.	The United States dollar amounts included herein represent translations using the approximate exchange rate on September 30, 2003, of ¥111 = US$1, solely for convenience.

2.	Each American Depositary Share (“ADS”) represents five common shares.

3.	114 subsidiaries are consolidated.

Major consolidated subsidiaries:	Domestic	Kubota Construction Co., Ltd.

Kubota Credit Co., Ltd.

Kubota Maison Co., Ltd.

Kubota Environmental Service Co., Ltd.

	Overseas	Kubota Tractor Corporation

Kubota Credit Corporation, U.S.A.

Kubota Manufacturing of America Corporation

Kubota Engine America Corporation

Kubota Metal Corporation

Kubota Baumaschinen GmbH

Kubota Europe S.A.S.

4.	46 affiliated companies are accounted for under the equity method.

Major affiliated companies:	Domestic	30 sales companies of farm equipment

	Overseas	The Siam Kubota Industry Co., Ltd.

5.	Summary of accounting policies

(1)	The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America except for the presentation for segment information described in (2).

(2)	The consolidated segment information is prepared in accordance with a requirement of the Japanese Securities and Exchange regulations. This disclosure is not consistent with SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”.

Kutoba Corporation and Subsidiaries

Consolidated Net Sales by Product Group

(Unaudited)

	(In millions of yen)
	Six months ended Sept. 30, 2003		Six months ended Sept. 30, 2002		Change		Year ended Mar. 31, 2003
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	230,858	54.8	217,466	52.5	13,392	6.2	399,368	43.1
Domestic	109,727	26.1	105,085	25.3	4,642	4.4	204,186	22.0
Overseas	121,131	28.7	112,381	27.2	8,750	7.8	195,182	21.1
Construction Machinery	24,483	5.8	22,139	5.3	2,344	10.6	44,801	4.9
Domestic	9,672	2.3	9,494	2.3	178	1.9	21,317	2.4
Overseas	14,811	3.5	12,645	3.0	2,166	17.1	23,484	2.5
Internal Combustion Engine & Machinery	255,341	60.6	239,605	57.8	15,736	6.6	444,169	48.0
Domestic	119,399	28.4	114,579	27.6	4,820	4.2	225,503	24.4
Overseas	135,942	32.2	125,026	30.2	10,916	8.7	218,666	23.6
Pipes and Valves	60,779	14.4	58,816	14.2	1,963	3.3	145,561	15.7
Domestic	53,747	12.7	55,682	13.4	(1,935)	(3.5)	135,480	14.6
Overseas	7,032	1.7	3,134	0.8	3,898	124.4	10,081	1.1
Industrial Castings	13,451	3.2	12,803	3.1	648	5.1	31,656	3.4
Domestic	8,357	2.0	8,617	2.1	(260)	(3.0)	23,531	2.5
Overseas	5,094	1.2	4,186	1.0	908	21.7	8,125	0.9
Pipes, Valves & Industrial Castings	74,230	17.6	71,619	17.3	2,611	3.6	177,217	19.1
Domestic	62,104	14.7	64,299	15.5	(2,195)	(3.4)	159,011	17.1
Overseas	12,126	2.9	7,320	1.8	4,806	65.7	18,206	2.0
Environmental Engineering	22,049	5.2	33,041	8.0	(10,992)	(33.3)	136,381	14.7
Domestic	20,844	4.9	31,909	7.7	(11,065)	(34.7)	134,521	14.5
Overseas	1,205	0.3	1,132	0.3	73	6.4	1,860	0.2
Building Materials	28,054	6.7	29,207	7.0	(1,153)	(3.9)	57,352	6.2
Domestic	28,054	6.7	29,207	7.0	(1,153)	(3.9)	57,352	6.2
Condominiums	6,365	1.5	665	0.2	5,700	857.1	6,998	0.8
Domestic	6,365	1.5	665	0.2	5,700	857.1	6,998	0.8
Building Materials & Housing	34,419	8.2	29,872	7.2	4,547	15.2	64,350	7.0
Domestic	34,419	8.2	29,872	7.2	4,547	15.2	64,350	7.0
Other	35,501	8.4	40,446	9.7	(4,945)	(12.2)	104,028	11.2
Domestic	34,153	8.1	39,274	9.5	(5,121)	(13.0)	100,869	10.9
Overseas	1,348	0.3	1,172	0.2	176	15.0	3,159	0.3
Total	421,540	100.0	414,583	100.0	6,957	1.7	926,145	100.0
Domestic	270,919	64.3	279,933	67.5	(9,014)	(3.2)	684,254	73.9
Overseas	150,621	35.7	134,650	32.5	15,971	11.9	241,891	26.1

Kubota Corporation and Subsidiaries

Anticipated Consolidated Net Sales by Industry Segment

(In billions of yen)

	Year ending Mar. 31, 2004		Year ended Mar. 31, 2003		Change
	Amount	%	Amount	%	Amount	%
Domestic	233.0		225.5		7.5	3.3
Overseas	242.0		218.7		23.3	10.7
Internal Combustion Engine & Machinery	475.0	51.4	444.2	48.0	30.8	6.9
Domestic	155.0		159.0		(4.0)	(2.5)
Overseas	24.0		18.2		5.8	31.9
Pipes, Valves & Industrial Castings	179.0	19.4	177.2	19.1	1.8	1.0
Domestic	122.0		134.5		(12.5)	(9.3)
Overseas	3.0		1.9		1.1	57.9
Environmental Engineering	125.0	13.5	136.4	14.7	(11.4)	(8.4)
Domestic	52.0		64.3		(12.3)	(19.1)
Overseas	—		—		—	—
Building Materials & Housing	52.0	5.6	64.3	7.0	(12.3)	(19.1)
Domestic	91.0		100.9		(9.9)	(9.8)
Overseas	3.0		3.1		(0.1)	(3.2)
Other	94.0	10.1	104.0	11.2	(10.0)	(9.6)

Grand Total	925.0	100.0	926.1	100.0	(1.1)	(0.1)

Domestic	653.0	70.6	684.2	73.9	(31.2)	(4.6)
Overseas	272.0	29.4	241.9	26.1	30.1	12.4

Kubota Corporation

Non-consolidated Financial Highlights

(Unaudited)

(1) The date of the Board of Directors’ Meeting	Tuesday, November 11, 2003

(2) Payment date of interim dividends	Wednesday, December 10, 2003

(3) Results of operations

	(In millions of yen except per ADS information)
	Six months ended Sept. 30, 2003	Change (*)	Six months ended Sept. 30, 2002	Change (*)	Year ended Mar. 31, 2003
Net sales	¥293,363	1.3%	¥289,692	1.0%	¥672,439
Operating income	¥12,353	172.3%	¥4,535	12.9%	¥28,312
% of net sales	4.2%		1.6%
Ordinary income	¥17,860	491.2%	¥3,021	24.7%	¥26,750
% of net sales	6.1%		1.0%
Net income	¥10,109	247.3%	¥2,910	(14.9%)	¥(8,270)
% of net sales	3.4%		1.0%
Net income per ADS (5 common shares)	¥38	—	¥11	—	¥(30)

Notes to results of operations

1.	Weighted-average number of shares outstanding during the six months ended September 30, 2003	1,345,195,179

	Weighted-average number of shares outstanding during the six months ended September 30, 2002	1,383,036,576

	Weighted-average number of shares outstanding during the year ended March 31, 2003	1,371,028,880

2.	(*) represents percentage change from the comparable previous period.

(4) Cash Dividends

Interim cash dividends per ADS (5 common shares) for the six months ended September 30, 2003	¥15
Interim cash dividends per ADS (5 common shares) for the six months ended September 30, 2002	¥15
Cash dividends per ADS (5 common shares) for the fiscal year ended March 31, 2003	¥30

Kubota Corporation

(5) Financial position

	(In millions of yen except per ADS information)
	Sept. 30, 2003	Sept. 30, 2002	Mar. 31, 2003
Total assets	¥808,517	¥851,269	¥858,893

Shareholders’ equity	¥355,177	¥365,603	¥329,100

Ratio of shareholders’ equity to total assets	43.9%	42.9%	38.3%

Shareholders’ equity per ADS	¥1,325	¥1,332	¥1,222

Notes to financial position:

Number of shares outstanding as of September 30, 2003	1,340,790,443

Number of shares outstanding as of September 30, 2002	1,371,921,562

Number of shares outstanding as of March 31, 2003	1,346,095,389

(6) Anticipated annual results of operations

(In millions of yen except per share information)
Year ending Mar. 31, 2004
Net sales	¥664,000
Ordinary income	¥37,000

Net income	¥20,000

Annual dividends per ADS (5 common shares) (**)	¥30

Net income per ADS (5 common shares)	¥75

(**)	Including interim dividends which will be paid on December 10, 2003.

Notes to anticipated results of operations for the year ending March 31, 2004:

1.	The non-consolidated financial information is prepared in accordance with accounting principles generally accepted in Japan and includes the information of parent company only. It should not be confused with condensed consolidated financial information.

2.	All figures in the non-consolidated financial information have been rounded down except per ADS information.

3.	Please refer to page 10 and 11 for further information related to the anticipated results of operations mentioned above.

November 11, 2003

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

N otice with reference to purchase of treasury stock

Please be advised of the following on the purchase of treasury stock pursuant to Article 210 of the Commercial Code.

1. Term for acquisition:	From October 21, 2003 to November 10, 2003

2. Total number of shares acquired:	0 shares

3. Total amount of shares acquired:	¥0

(Reference)

Results of purchase as of November 10, 2003

	Number of Shares	Amount of shares

What authorized on purchase of treasury stock at the ordinary general meeting of shareholders held on June 26, 2003	Not exceeding 50 million shares	Not exceeding ¥20 billion

Cumulative results of purchase from June 27, 2003	5,250,000 shares	¥2,178,750,000

Ratio	10.50%	10.89%

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: December 1, 2003	By:	/s/ Shigeru Kimura
		Name:	Shigeru Kimura
		Title:	General Manager
Finance & Accounting Department